EXHIBIT (a)(19)
An article published by the Orange County Register, which was published on June 21, 2009, contained the following statements attributed to the Company: “One year later, Paul Folino of Emulex e-mailed a different message about Samueli: ‘If I knew then what I know now, I would not have said what I said’” and “The Emulex Board unanimously determined that this lawsuit is in the best interests of stockholders. Emulex believes its stockholders should be fully and fairly informed about the history of the company that is urging Emulex stockholders, in its consent solicitation, to allow a special meeting to be called to remove the Emulex Board and elect Broadcom’s hand-picked representatives.”